UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Other Events

On June 23, 2025, MakeMyTrip Limited (“MakeMyTrip”) announced:

•

the closing of its previously announced upsized primary offering of 16,000,000 ordinary shares of the company, par value US$0.0005 per share, in an underwritten registered public offering, and the exercise in full by the underwriters of their option to purchase 2,400,000 additional ordinary shares (the “Primary Equity Offering”), at an offering price of US$90 per ordinary share; and

•

the closing of its previously announced offering of 0.00% convertible senior notes in an aggregate principal amount of US$1.25 billion due 2030 (the “Notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and the exercise in full by the initial purchasers of their option to purchase an additional US$187.5 million in aggregate principal amount of the Notes (collectively, the “Notes Offering”).

A copy of the press releases for the closing of the Primary Equity Offering and the Notes Offering are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibits

99.1	Press release for the closing of the Primary Equity Offering dated June 23, 2025

99.2	Press release for the closing of Notes Offering dated June 23, 2025

EXHIBIT INDEX

99.1	Press release for the closing of the Primary Equity Offering dated June 23, 2025

99.2	Press release for the closing of Notes Offering dated June 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer